FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 15, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 15, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Partners with Arrowhead on Major U.S. Navy Win

Norsat’s portable satellite systems now available through SPAWAR contract

(Charleston, South Carolina) August 15, 2006, 09:15 EST - Norsat International Inc. announced today that in partnership with   Arrowhead Global Solutions , the companies have been awarded an indefinite-delivery/indefinite-quantity contract for portable satellite communications terminals by the United States Navy’s Space and Naval Warfare Systems (SPAWAR).

The contract has a one-year base and four one-year option periods. Providing all options are exercised, the contract will continue through July 2011. The aggregate value of all delivery orders awarded over the life of the contract is estimated to be $52.6 million.

The companies are one of five selected vendor groups which will compete on task orders under this contract. There are five types of portable satellite terminals which are to be provided including:  1.0m Suitcase terminals, 1.0m Transit Case terminals, 1.0m Roof Mount terminals, 1.2m Transit Case terminals and 1.2m Roof Mount terminals.

“The SPAWAR contract is a significant award for Norsat as this gives us an opportunity to be a major provider of portable satellite communications terminals to the U.S. defense market,” said Bill Coyne, President and CEO, Norsat International

“Arrowhead worked with Norsat to develop a premium solution for the U.S. Navy and other government customers , ” said Arrowhead’s founder and chairman, Mary Ann Elliott.  She added, “SPAWAR’s portable SATCOM program will expand Arrowhead’s support for important communication needs of our military and their special operations around the world.”

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

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About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovations include the Norsat OmniLink™ and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional information is available at www.norsat.com.

About Arrowhead Global Solutions

Headquartered in Falls Church, Virginia, Arrowhead Global Solutions is a leading provider of satellite and terrestrial telecommunications, professional services, server-based communication networks, and integrated information technology solutions.  Known for quality work, integrity, excellence and accountability, Arrowhead’s guiding mission is to be, “On Target with Quality Solutions.”

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Arrowhead Contact:

John Rasmussen

(703) 752-6810

john.rasmussen@arrowhead.com

Norsat International Inc. Contact:

Bill Coyne

(604) 292-9000

bcoyne@norsat.com

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